Exhibit 99.2

Frontier Oilfield Services, Inc. announces the Addition of New Vice President and Corporate Counsel

Dallas, Texas, April 1, 2013, —Frontier Oilfield Services, Inc (OTCQB: FOSI), a saltwater recovery and disposal company with current operations in the Haynesville Shale area of East Texas and the Barnett Shale in North Central Texas, is pleased to announce the addition of Stephen P. Carson, age 57, as Vice President and General Counsel.

“The addition of Steve to our management team adds extensive oil and gas experience from a legal perspective”, stated Tim P. Burroughs, CEO of Frontier. “Coupled with his experience in mergers and acquisitions, the securities industry and in public company corporate governance, he will be a valuable addition to us in our future expansion plans.”

Prior to joining Frontier, Mr. Carson most recently was President and Chief Compliance Officer of KBR Capital Markets, LLC a FINRA broker/dealer, an alternative investments firm affiliated with KBR Capital Partners, Inc., which is a joint venture sponsor that partners with institutional level managers to create, distribute and manage private placements and publically registered non-traded programs that include funds, business development corporations(BDCs), real estate investment trusts (REITs), and master limited partnerships (MLPs).

From January 2004 to June 2011, Mr. Carson was Director of Legal Affairs (General Counsel) of NGAS Resources, Inc., a publically traded Appalachian – based oil and gas exploration company (formerly a NASDAQ Global Market Select company). He also served as President and Chief Compliance Officer of NGAS Securities Inc., a captive broker/dealer.

Mr. Carson has a B.A. Degree in Business Administration from Vanderbilt University and a J.D. Degree from the University of Louisville, School of Law.